

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010


05065211



RECD S.E.C.
AUG 2 9 2005
1086

August 25, 2005

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/25/2005

Brett A. Pletcher
Gunderson Dettmer
155 Constitution Drive
Menlo Park, CA 94025

Re: Selectica, Inc.
Incoming letter dated August 19, 2005

Dear Mr. Pletcher:

This is in response to your letter dated August 19, 2005 concerning the shareholder proposal submitted to Selectica by B. Riley and Co., Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David M. Lynn
Chief Counsel

Enclosures

cc: Bryant Riley
Chairman
B. Riley and Co., Inc.
11100 Santa Monica Blvd.
Suite 800
Los Angeles, CA 90025

GUNDERSON DETTMER
ATTORNEYS AT LAW

GUNDERSON
DETTMER
STOUGH
VILLENEUVE
FRANKLIN &
HACHIGIAN, LLP

August 19, 2005

Ms. Heather Maples
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Selectica, Inc. (the "Company")
File No. 000-29637
Rule 14a-8(j) Submission to Exclude a Stockholder Proposal

Dear Ms. Maples:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, we hereby submit, on behalf of the Company, the Company's reasons for excluding the attached stockholder proposal from its proxy materials for its upcoming annual meeting of stockholders to be held on September 22, 2005. The Company has decided to exclude this proposal from its proxy materials because the proposal was not timely submitted by the stockholder as required by Rule 14a-8(e).

Procedural Exclusion

Rule 14a-8(e) requires that a Company receive a stockholder proposal at its principal executive offices "not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting." The stockholder proposal dated July 7, 2005 was received by the Company on or about July 8, 2005, 69 days after the deadline established by Rule 14a-8(e). The deadline for proposals under Rule 14a-8, as disclosed in the Company's proxy statement delivered to stockholders on or about August 16, 2004 in connection with the Company's 2004 annual meeting of stockholders, was April 20, 2005. Accordingly, the stockholder proposal is procedurally deficient in a manner that cannot be remedied.

Rule 14a-8(e) and 14a-8(j) provide that the Company may refuse to include a proposal in its proxy materials when the proposal is procedurally deficient in a manner that cannot be remedied. Therefore, on behalf of the Company, we submit that it is entitled to exclude the enclosed stockholder proposal from its proxy materials.

155 Constitution Drive, Menlo Park, California 94025 Phone 650.321.2400 Fax 650.321.2800
Menlo Park • Boston • New York

Conclusion

On behalf of the Company, we respectfully request that the Division of Corporation Finance confirm that the stockholder proposal may be excluded from its proxy materials in accordance with Rule 14a-8(e)(2) and that the Division of Corporation Finance will not recommend enforcement action to the Securities and Exchange Commission if the Company omits the proposal from its proxy materials.

As required by Rule 14a-8(j), we have enclosed six copies of (i) original proposal (attached as Exhibit A) and subsequent correspondence correcting the original proposal (attached as Exhibit B) in the forms submitted by the stockholder, (ii) this letter which states the Company's reasons for excluding the proposal with references to appropriate authority and (iii) a copy of a courtesy letter sent to the stockholder notifying it of the Company's decision to exclude this proposal (attached as Exhibit C). The attached exhibits constitute all the correspondence the Company has exchanged with the stockholder relating to the proposal. Further, the Company is sending a copy of this letter to the stockholder as is required by Rule 14a-8(j).

Due to the fact that the Company received this proposal less than 80 days prior to the Company's anticipated proxy statement mailing date, the Company further requests that the Division of Corporation Finance waive the requirement that this response be submitted at least 80 days prior to such mailing pursuant to Rule 14a-8(j)(1). Furthermore, since the Company intends to mail the proxy statement to its stockholders by August 26, 2005, and needs to begin printing its proxy statement by August 24, 2005, we would greatly appreciate your prompt response to our request.

The representatives of the proponent of the stockholder proposal is Bryant Riley, Chairman of R. Riky & Co., Inc. His address is 11100 Santa Monica Blvd., Suite 800, Los Angeles, CA 90025. His phone number is (310) 966-1444 and his facsimile number is (310) 966-1448.

Please acknowledge receipt of this letter by stamping one extra copy and returning it in the enclosed, pre-paid envelope provided for your convenience.

Please do not hesitate to contact me if you have questions regarding the Company's decision.

Very truly yours,



Brett A. Pletcher

Enclosures

Exhibit A

B | RILEY

Research Trading
Investment Banking

TO: Secretary of Selectica, Inc.

B. Riley and Co., Inc., the record holder of 100 shares and the beneficial holder of additional shares of Selectica, Inc. ("Selectica") at the time of giving of this notice, and entitled to vote at the 2005 Annual Meeting of Selectica shareholders, hereby gives notice of intent to propose the following resolutions pertaining to amendments to the company's bylaws and Certificate of Incorporation to be voted on in the next shareholder meeting:

Bylaws: Section 2.2 of the bylaws shall be amended to read as follows:

Section 2.2 Special Meeting: A special meeting of the stockholders of the corporation may be called by the President, Board of Directors or a shareholder of record.

Certificate of Incorporation: We plan to introduce the following proposal concerning the certificate of Incorporation: Resolved, the Shareholders hereby approve, and request the board of directors to approve, the following amendment to the company's Certificate of Incorporation:

Article VI shall be amended to read as follows: The Board of directors shall have no more than 5 and no less than 7 members, with the exact number to be specified by a resolution of the Board of Directors unless the stockholders adopt a by-law fixing the number of directors.
Bylaws: Article III, Section 3.2, shall be amended by striking the words 'initially be seven and shall be fixed from tine to time thereafter by a majority of the Board of directors, and replacing such words with "be no more than 7 and no less than 5 members, with the exact number to be specified by a resolution of the Board of Directors unless the stockholders adopt a by-law fixing the number of directors."
Pursuant to Section 2.7 of Selectica's Bylaws, for a notice to be considered timely, a stockholder's nominations or other business must be delivered to the Secretary of Selectica at the principal executive offices not less than seventy days nor more than ninety days prior to the first anniversary of the preceding year's annual meeting.

As Selectica's preceding year's annual meeting was on September 16, 2004, the first anniversary is September 16, 2005. Accordingly, this notice is being timely given since it is delivered no earlier than the close of business on June 19, 2005 and no later than the close of business on July 9, 2005.

Please call Bryant Riley at (310) 966-1444 or please call his attorney, Peter Tennyson, at (714) 668-6237 to confirm your receipt of a valid nomination.

JUL ⊃ 1 3

DATED: July 7, 2005

B. Riley & Co., Inc.



By: [signature]

Its: Chairman

tel 310.966.1444 B. Riley & Company, Inc.
fax 310.966.1448 11100 Santa Monica Blvd.
Suite 800
Los Angeles, CA 90025
www.brileyco.com
Member NASD and SIPC

Exhibit B

B | RILEY

Member NASD and SIPC

11100 Santa Monica Blvd.,
Suite 800
Los Angeles, CA 90025
Tel: 310 966-1444
Fax: 310 966-1448
www.brileyco.com

Fax

To: Selectica Corporate Secretary		**From:** Sherry Tejeda	
Fax: 408-570-9705		**Pages:**	
Phone:		**Date:** 7/8/05	
Re:		**CC:**	

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

• **Comments:**

Dear Secretary,

Please note that there was a typographical error found in the proposal put forth by B. Riley & Co., Inc., dated July 7, 2005 and received by the Selectica main office today, July 8, 2005. The typographical error is located in the fifth paragraph and should read as follows:

> Article VI shall be amended to read as follows: The Board of directors shall have no less than 5 and no more than 7 members, with the exact number to be specified by a resolution of the Board of Directors unless the stockholders adopt a by-law fixing the number of directors.

Thank you.

Exhibit C

GUNDERSON DETTMER
ATTORNEYS AT LAW

GUNDERSON
DETTMER
STOUGH
VILLENEUVE
FRANKLIN &
HACHIGIAN, LLP

August 19, 2005

VIA FACSIMILE: (310) 966-1448

B. Riley & Company, Inc.
11100 Santa Monica Boulevard, Suite 800
Los Angeles, California 90025

Attention: Mr. Bryant Riley

Dear Mr. Riley:

Your letter dated July 7, 2005 addressed to the Secretary of Selectica, Inc. was received on July 8, 2005. In your letter you have transmitted what you describe as your intention to propose certain resolutions to be voted on at the 2005 annual meeting of stockholders.

As disclosed in Selectica's proxy statement sent to its stockholders on or around August 16, 2004 for the 2004 annual meeting of stockholders and consistent with the rules of the Securities and Exchange Commission, stockholder proposals needed to be submitted no later than April 20, 2005 in order to be considered a timely submission for inclusion in Selectica's proxy materials for the 2005 annual meeting of stockholders. Your untimely submission is a deficiency that cannot be remedied. Having missed this deadline, under the rules of the Securities and Exchange Commission, Selectica was not required to advise you of this deficiency and this letter is only a matter of courtesy to you as a stockholder of Selectica.

I also am advising you that management of Selectica has elected to exclude your proposal from this year's proxy materials as is appropriate under Rule 14a-8 of the Securities and Exchange Act of 1934, as amended. Accordingly, and as required by Rule 14a-8(j), Selectica is informing the Securities and Exchange Commission of its decision to exclude your proposal. A copy of our submission is attached for your reference.

Very truly yours,



Brett A. Pletcher

Enclosure

155 Constitution Drive, Menlo Park, California 94025 Phone 650.321.2400 Fax 650.321.2800
Menlo Park • Boston • New York

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 25, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Selectica, Inc.
Incoming letter dated August 19, 2005

The proposal relates to amending the certificate of incorporation and bylaws.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or is a proposal to be presented directly at the annual meeting, a matter we do not address. To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Selectica may exclude the proposal under rule 14a-8(e)(2) because Selectica received it after the deadline for submitting proposals. We note in particular your representation that Selectica did not receive the submission until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Selectica omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Selectica did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Selectica's request that the 80-day requirement be waived.

Sincerely,



Heather L. Maples
Special Counsel